SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated November 30, 2006 announcing that Dassault Systemes S.A. has extended the reach of 3D and PLM with Windows Vista.

Dassault Systèmes Extends the Reach of 3D and
PLM with Windows Vista

DS to Release New Windows Vista Versions for Full Portfolio, in all
Target Markets

Paris, France, November 30, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the full support of Windows Vista, across its portfolio, building on its 2 year strategic alliance with Microsoft Corp. DS is expanding the scope of PLM to collaborative users, the people or departments in any company who need easy immediate access to PLM information. DS will also use Windows Vista to extend its reach to consumers of 3D and PLM information. The company is committed to delivering greater customer value with Microsoft, through cutting edge fully interoperable and open PLM solutions that are easy to use, deploy and maintain with reduced cost of ownership and ease of integration.

“Dassault Systèmes is fully supporting the new capabilities of Windows Vista and the 2007 Microsoft Office system,” says Sanjay Parthasarathy, corporate vice president, Developer and Platform Evangelism Group at Microsoft. “With an enhanced user experience in a common 3D environment, 3D real-time collaboration in context, easy integration with the 2007 Office system and built on a Service Oriented Architecture (SOA), Dassault Systèmes will help make PLM more accessible for our mutual customers.” As part of DS’s commitment to 3D democratization and making PLM pervasive, the company has been working closely with Microsoft to deliver Windows Vista certified versions of all products, including the full V5 PLM portfolio and Solidworks.

DS’s ENOVIA 3D Live, the first 3D collaborative intelligence solution, exploits DS’s V5 SOA architecture for online applications. Via an intuitive user interface, ENOVIA 3D Live enables any individual to instantly search and navigate any PLM information, regardless of location, source or format. On demand 3D collaboration between users delivers unique breakthroughs for innovative PLM processes in all markets, connecting people anywhere on any device. The ENOVIA 3D Live user experience takes full advantage of Windows Vista’s new features in usability, performance, security and real-time collaboration. DS’s full V5 PLM portfolio: CATIA, DELMIA, ENOVIA and SIMULIA will maximize Windows Vista coupled with ENOVIA 3D Live’s groundbreaking capabilities.

“This major milestone delivers on our shared vision of making PLM pervasive and democratizing 3D,” explains Dominique Florack, executive vice president, Strategy, R&D, Dassault Systèmes. “We are extending the concept of business intelligence to collaborative intelligence by making product and process information easy to access and re-use.” Based on DS’s V5 SOA strategy, the company works hand in hand with Microsoft to develop world class Windows Vista and Microsoft .NET Framework-based solutions, which encompass DS’s ENOVIA VPLM, ENOVIA SmarTeam and ENOVIA MatrixOne, ENOVIA MatrixOne being the winning solution for enterprise collaborative business processes. Other enhancements include compatibility between 3DXML from DS and Windows Vista, for easy 3D exchange. Easy integration with the 2007 Office system makes PLM information available in familiar Office applications, for example, full integration between Microsoft Word and 3D PLM data to automatically generate technical documents.

Availability of DS’s Windows Vista version begins now with Solidworks 2007 and will continue through 2007. Solidworks 2007 is the first 3D CAD product available and certified by Microsoft for Windows Vista.

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About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. All other companies and products mentioned herein may be the trademarks of their respective owners.

Dassault Systèmes Press Contacts:

Mikiko Igarashi (AP)	Derek Lane (DS Americas)	Arnaud Malherbe (DS EMEA)

+81-3-5442-4138	+1(818) 673-2243	+33 (0)1 55 49 87 73

mikiko_igarashi@ds-jp.com	derek_lane@ds-us.com	arnaud_malherbe@ds-fr.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: November 30, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration